PROXY FOR COMMON SHARES SOLICITED BY MANAGEMENT

This proxy is solicited by management in conjunction with the annual and special meeting of shareholders of Vasogen Inc. (the "Corporation") to be held at Toronto, Ontario, on Wednesday, the 2nd day of May, 2001, at the hour of 4:30 o'clock in the afternoon (Toronto time) at the TSE Conference Centre, 130 King Street West, Toronto, Ontario (the "Meeting"). A shareholder has the right to appoint as his or her proxy a person (who need not be a shareholder) other than those designated below, by inserting the name of such other person in the blank space provided or by completing another proper form of proxy.

The undersigned shareholder of the Corporation hereby appoints David Elsley, President and Chief Executive Officer of the Corporation, or, failing him, Christopher Waddick, Vice-President, Finance, Chief Financial Officer, Secretary and Treasurer of the Corporation, or instead of either of them,

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as proxy of the undersigned to attend, vote, and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Meeting, and at any adjournment(s) thereof. The undersigned hereby undertakes to ratify and confirm all the said proxy may do by virtue hereof and hereby revokes any proxy previously given. Without limiting the general authorization and power hereby given, all the shares registered in the name of the undersigned are to be voted as indicated below and may be voted at the discretion of such proxy with respect to amendments or variations to the matters identified in the notice of Meeting or other matters that may properly come before the Meeting. If no choice is specified, he or she shall vote in favour of the items of business as set forth in the notice calling the Meeting, and without limiting the generality of the foregoing, as follows:

1.   VOTE FOR |_| OR WITHHOLD FROM VOTING ON |_|
     (or if no specification is made for) the election of the directors referenced in the accompanying Management Proxy Circular;

2.   VOTE FOR |_| OR WITHHOLD FROM VOTING ON |_|
     (or if no specification is made for) the reappointment of KPMG LLP as the auditors of the Corporation and authorization of the directors to fix the auditors' remuneration; and

3.   VOTE FOR |_| OR AGAINST |_|
     (or if no specification is made for) the entering into by the Corporation of a shareholder rights plan agreement with CIBC Mellon Trust Company, as rights agent, substantially in the form attached hereto as Exhibit "A" to the accompanying Management Proxy Circular, is hereby ratified, sanctioned, and confirmed in all respects; and

4.   VOTE FOR |_| OR AGAINST |_|
     (or if no specification is made for) the approval of the ordinary resolution approving an amendment to the Employee Share Option Plan of the Corporation to increase the number of common shares reserved for issuance under the Plan from 5,000,000 to 5,400,000.


DATED the _________________ day of ________________, 2001.


__________________________________________________________
Signature of Common Shareholder


NOTE:
1. Please sign exactly as your name appears on your share certificate and return this Proxy at once, using the return envelope enclosed.
2. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.
3. If this Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the Corporation.